Pennsylvania Commerce Bancorp, Inc.
                                100 Senate Avenue
                                  P.O. Box 8599
                            Camp Hill, PA 17001-8599

                                                               October 27, 2004


VIA EDGAR AND FACSIMILE
-----------------------
(202) 942-9530
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:      Pennsylvania Commerce Bancorp, Inc. (the "Company")
         Registration Statement on Form S-1, as amended
         File No. 333-118236 ("Registration Statement")

Dear Sir/Madam:

         The Company hereby requests that the above-referenced Registration Statement be declared effective by the Commission on Thursday, October 28, 2004 at 3:00 p.m. Eastern time, or as soon thereafter as is practical.

         In addition, the Company acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

          o the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

          o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Sincerely,

                              PENNSYLVANIA COMMERCE BANCORP, INC.


                              By:   /s/ Mark A. Zody
                                 --------------------------------------------
                                        Mark A. Zody
                                        Chief Financial Officer and Treasurer

October 27, 2004


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                                    Re:   Pennsylvania Commerce Bancorp, Inc.
                                          Registration Statement No. 333-118236
                                          -------------------------------------


Ladies and Gentlemen:

     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Pennsylvania Commerce Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced registration statement on Form S-1 be declared effective on Thursday, October 28, 2004, at 3:00 p.m. Eastern time, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O'NEILL & PARTNERS, L.P.

By:  Sandler O'Neill & Partners Corp.,
         the sole general partner



By:     /s/ Patricia A. Murphy
            ------------------
            Patricia A. Murphy
            Authorized Signatory